SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c) and (d) and

Amendments Thereto Filed Pursuant To 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.2)*

Renren Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.001 per share

(Title of Class of Securities)

759892201

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

Exhibit Index Contained on Page 7

Schedule 13G

CUSIP No. 759892201	Page 2 of 7 Pages

1	Name of Reporting Person SoftBank Group Corp.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 405,388,451 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 405,388,451 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 405,388,451 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent Of Class Represented By Amount In Row (9) 38.9% (2)
12	Type of Reporting Person CO

Schedule 13G

CUSIP No. 759892201	Page 3 of 7 Pages

(1)

Calculated pursuant to Rule 13d-3(d). The Reporting Person is deemed to beneficially own 405,388,451 Class A Ordinary Shares based on beneficial ownership of 270,258,971 Class A Ordinary Shares and 135,129,480 Class B Ordinary Shares. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to voting and conversion. Each Class A Ordinary Share is entitled to one vote per share. Each Class B Ordinary Share is entitled to ten votes per share and is convertible at any time into one Class A Ordinary Share.

(2)

The percentage is based on 737,156,508 Class A ordinary shares outstanding as of December 31, 2018 and assuming all Class B ordinary shares held by such reporting corporation are converted into the same number of Class A ordinary shares.

Item 1.	(a)	Name of Issuer:
Renren Inc.

	(b)	Address of Issuer’s Principal Executive Offices:
5/F, North Wing, 18 Jiuxianqiao Middle Road, Chaoyang District, Beijing 100016, The People’s Republic of China

Item 2.	(a)	Name of Persons Filing:
This Schedule 13G is being filed by SoftBank Group Corp. (formerly “SoftBank Corp.”)(the “Reporting Person”).

	(b)	Address of Principal Business Office or, if None, Residence:
The address for the Reporting Person is 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan.

	(c)	Citizenship:
The Reporting Person is a corporation established under the laws of Japan.

	(d)	Title of Class of Securities:
The Reporting Person currently holds through a wholly-owned subsidiary, SoftBank Group Capital Limited (“SBGC”), a company established under the laws of England and Wales, Class A Ordinary Shares, and Class B Ordinary Shares, which are convertible into Class A Ordinary Shares at any time by the holder thereof. Such shares were transferred in September 2018 to SBGC as part of an intracompany transfer from SB Pan Pacific Corporation, a corporation established under the laws of the Federated States of Micronesia (“SBPP”). SBPP is also a wholly-owned subsidiary of the Reporting Person.

	(e)	CUSIP Number:
759892201

Item 3.	Not applicable.

Schedule 13G

CUSIP No. 759892201	Page 4 of 7 Pages

Item 4.	Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:
See Row 9 of cover page for the Reporting Person.

(b) Percent of class:
See Row 11 of cover page for the Reporting Person.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
See Row 5 of cover page for the Reporting Person.

(ii) Shared power to vote or to direct the vote:
See Row 6 of cover page for the Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:
See Row 7 of cover page for the Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:
See Row 8 of cover page for the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Controlling Person:
See Exhibit 99.2.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certifications:
Not applicable.

Schedule 13G

CUSIP No. 759892201	Page 5 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 7, 2019

SoftBank Group Corp.

By:	/s/ Masayoshi Son
Name: Masayoshi Son
Title: Chairman & CEO

Signature page to Schedule 13G

Schedule 13G

CUSIP No. 759892201	Page 6 of 7 Pages

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit 99.2 – Item 7 Information	8